UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Update on the Acquisition of Treasury Shares through a Trust Agreement

On October 28, 2025, KB Financial Group Inc. (“KB Financial Group”) disclosed the interim results for its currently ongoing share buyback program which commenced on July 24, 2025 through a resolution made by its board of directors to enter into a trust agreement with Hana Securities Co., Ltd. (the “Trust Agreement”) to acquire treasury shares within its profits available for dividends, as previously disclosed on July 24, 2025.

The details of KB Financial Group’s treasury shares as of October 24, 2025 are as follows:

Treasury shares held prior to the acquisition of shares under the Trust Agreement (A)	Type of Shares	Common Shares
	Number of Shares	17,310,128
	Percentage of Total Issued Shares(1)	4.54%
	Total Amount (Unit: millions of KRW)	1,241,538
Treasury shares acquired pursuant to the Trust Agreement from July 24, 2025 to October 24, 2025 (B)	Type of Shares	Common Shares
	Number of Shares Acquired (2)	2,870,000
	Percentage of Total Issued Shares(1)	0.75%
	Total Acquisition Amount (Unit: millions of KRW) (2)	324,887
	Contracted Amount (Unit: millions of KRW) (3)	660,000
Total treasury shares held (A+B)	Type of Shares	Common Shares
	Number of Shares	20,180,128
	Percentage of Total Issued Shares(1)	5.29%
	Aggregate Amount (Unit: millions of KRW)	1,901,538

Notes:	(1) Based on the total number of 381,462,103 shares of common stock issued.

(2) Based on the shares actually acquired as of October 24, 2025 pursuant to the Trust Agreement.

(3) The total contracted amount is the total number of shares to be acquired pursuant to the Trust Agreement.

The acquisition of treasury shares pursuant to the Trust Agreement is still ongoing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 28, 2025	By:	/s/ Sang Rok Na
(Signature)
Name: Sang Rok Na
Title: Managing Director and Chief Finance Officer